Exhibit 12

HARSCO CORPORATION
Computation of Ratios of Earnings to Fixed Charges

	YEARS ENDED DECEMBER 31
(In thousands)	2012		2011	2010	2009	2008
Pre-tax income from continuing operations attributable to Harsco shareholders (a)	$(218,442)	(b)	$40,401	$15,161	$152,347	$337,443
Add: Consolidated Fixed Charges computed below	80,073		86,608	97,334	95,180	120,709
Net adjustments for unconsolidated entities	(256)		(464)	(214)	(94)	(417)
Net adjustments for capitalized interest	128		165	125	(572)	(277)
Consolidated Earnings Available for Fixed Charges (c)	$(138,497)	(b)	$126,710	$112,406	$246,861	$457,458

Consolidated Fixed Charges:
Interest expense per financial statements (d)	$47,381		$48,735	$60,623	$62,746	$73,160
Interest expense capitalized	476		250	254	947	552
Portion of rentals (1/3) representing a reasonable approximation of the interest factor	32,216		37,623	36,457	31,487	46,997
Consolidated Fixed Charges	$80,073		$86,608	$97,334	$95,180	$120,709

Consolidated Ratio of Earnings to Fixed Charges	(1.73)	(b)	1.46	1.15	2.59	3.79

(a)
On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting. These changes, among others, require that minority interests be renamed noncontrolling interests and that a company present a consolidated net income measure that includes the amount attributable to such noncontrolling interests for all periods presented.  For the computation above, income attributable to noncontrolling interests have been excluded from pre-tax income.

(b)
In the fourth quarter of 2012, the Company incurred a $265.0 million, pre-tax goodwill impairment charge, or $3.29 per basic and diluted share. Please refer to Note 6, Goodwill and Other Intangible Assets to the Company's consolidated financial statements, under Part II, Item 8, "Financial Statements and Supplementary Data."

(c)	Does not include interest related to uncertain tax position obligations.

(d)	Includes amortization of debt discount.